

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 20, 2021

Rory G. Ritrievi
President and Chief Executive Officer
Mid Penn Bancorp, Inc.
349 Union Street
Millersburg, PA 17061

      Re: Mid Penn Bancorp, Inc.
          Registration Statement on Form S-4
          Filled September 13, 2021
          File No. 333-259490

Dear Mr. Ritrievi:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Eric Envall at (202) 551-3234 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Finance